    As filed with the Securities and Exchange Commission on October 30, 2001
                                                      Registration No. 333-51372

--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------


                         POST EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 ---------------

                                IVAX CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

                    FLORIDA                                      16-1003559
(State or Other Jurisdiction of Incorporation or             (I.R.S. Employer
                 Organization)                            Identification Number)

                             4400 BISCAYNE BOULEVARD
                              MIAMI, FLORIDA 33137
                                 (305) 575-6000
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                              STEVEN D. RUBIN, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                IVAX CORPORATION
                             4400 BISCAYNE BOULEVARD
                              MIAMI, FLORIDA 33137
                                 (305) 575-6000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                    Copy to:
                            KARA L. MACCULLOUGH, ESQ.
                       AKERMAN, SENTERFITT & EIDSON, P.A.
                     ONE SOUTHEAST THIRD AVENUE, 28TH FLOOR
                              MIAMI, FLORIDA 33131
                                 (305) 374-5600

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                 --------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------

                                IVAX CORPORATION
                                  $400,000,000
                                 DEBT SECURITIES
              COMMON STOCK AND RELATED COMMON STOCK PURCHASE RIGHTS

                                 ---------------

         From time to time we may sell up to $400,000,000 in the aggregate of any of the following securities:

         - Our debt securities, which may consist of notes, debentures or other types of debt; and

         - Shares of our common stock, together with their related common stock purchase rights.

         We will describe the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

         Our common stock is listed on the American Stock Exchange under the trading symbol "IVX" and on the London Stock Exchange under the symbol "IVX.L." On October 24, 2001, the last reported sale price of our common stock on the American Stock Exchange was $22.63 per share.

         See "Risk Factors" beginning on page 5 for a discussion of factors that you should consider before making an investment decision.

                                 ---------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                The date of this prospectus is October 30, 2001.

                                TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
About this Prospectus ...............................................       1

The Company..........................................................       1

Risk Factors ........................................................       5

Disclosure Regarding Forward-Looking Statements .....................      13

Use of Proceeds .....................................................      14

Ratio of Earnings to Fixed Charges ..................................      15

Description of Debt Securities ......................................      16

Description of Capital Stock ........................................      25

Material Article, By-Law and Florida Law Provisions .................      27

Plan of Distribution ................................................      28

Legal Matters .......................................................      30

Independent Certified Public Accountants ............................      30

Where You Can Find More Information .................................      30

Incorporation by Reference ..........................................      30

                              ABOUT THIS PROSPECTUS

         This prospectus is a part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf registration process, we may from time to time sell any combination of the securities that we describe in this prospectus in one or more offerings up to a total dollar amount of $400,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell securities and making offers to buy securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time we deliver this prospectus or issue any of the securities this prospectus covers.

                                   THE COMPANY

OVERVIEW

         We are a multinational company engaged in the research, development, manufacture and marketing of pharmaceutical products. We have grown through the development of proprietary and brand-equivalent products and through strategic acquisitions, focused primarily on countries whose pharmaceutical markets are developing, where there is the greatest growth potential.

         Our full line of brand-equivalent drugs includes the first United States Food and Drug Administration (FDA) approved equivalent to branded Taxol(R), a $1.5 billion oncology drug, and we have marketing applications pending for many other products that are equivalent to important branded drugs. Based on our unique patented inhalers, we have built a strong franchise in the asthma market, and we are expanding that franchise by conducting studies to support marketing applications for respiratory products in the United States and in other markets served by our global marketing network. Our product pipeline also includes novel compounds that we have discovered or licensed from third parties, some of which have already successfully completed Phase II clinical trials and are now undergoing Phase III trials, which is the final step before submission of applications for marketing approval.

         Our business has grown significantly during the past year. During 2000, we generated net revenues of $793 million, up from $656 million in 1999, and net income of $131 million, up from $71 million in 1999.

GROWTH STRATEGIES

         We expect our future growth to come from the following:

         - Discovering and Developing and/or Acquiring New Products. In October 1999, we dramatically increased the size and scope of our new product development capability through our acquisition of an independent research company, now known as IVAX Drug Research Laboratories, Ltd. We are committed to the cost-effective development of proprietary pharmaceuticals directed primarily toward indications having relatively large patient populations or for which limited or inadequate treatments are available. We seek to accelerate product development and commercialization by in-licensing compounds, especially after clinical testing has begun, and by developing new dosage forms or new therapeutic indications for existing products.

         -        Leveraging Proprietary Technology and Development Strengths.
                  We intend to continue to leverage our proprietary technology and development strengths, including our patented inhalation technology and our expertise in developing and commercializing respiratory products and experience in the development and commercialization of oncology drugs to develop a significant portfolio of proprietary, high value pharmaceutical products.

         -        Pursuing Complementary, Accretive or Strategic Acquisitions.
                  We intend to pursue accretive or strategic business acquisitions or ones that will complement our existing businesses and provide new product and market opportunities, as well as leverage our existing assets. In addition, we will continue to actively pursue strategic product acquisitions and other collaborative arrangements that permit us to leverage our existing infrastructure by adding sales from acquired products while minimizing incremental costs.

         - Strategically Expanding Sales and Distribution of Our Products. We recently completed acquisitions of pharmaceutical companies in Venezuela, Mexico and Chile and continue the expansion of our Latin American operations. Our future plans include (1) acquiring additional manufacturing and distribution capabilities in Europe and Latin America and (2) establishing additional joint ventures and selectively establishing distribution channels for our major products in Asia.

PHARMACEUTICAL BUSINESS

         We have pharmaceutical manufacturing facilities located in Argentina, Chile, China, the Czech Republic, England, Germany, Hungary, Ireland, Mexico, Peru, Puerto Rico, the United States, Uruguay, Venezuela and the Virgin Islands. Marketing and/or research facilities are located in these same countries, and also in Canada, France, India, Kazakhstan, Latvia, The Netherlands, Poland, Russia, Sweden, Switzerland, The Slovak Republic, Taiwan and the Ukraine. In other countries, our products are marketed through distributors or joint ventures. Our pharmaceutical business has grown through the development and acquisition of proprietary, brand-equivalent and over-the-counter pharmaceutical products, the licensing of technology and products from third parties, and the acquisition of companies engaged in the pharmaceuticals business in various geographic regions.

         Proprietary and Branded Products

         We market a number of proprietary and branded products treating a variety of conditions through our subsidiaries throughout the world. These products are marketed by our direct sales force to physicians, pharmacies, hospitals, managed health care organizations and government agencies. These products are sold primarily to wholesalers, retail pharmacies, distributors, hospitals and physicians.

         We have a strong foundation in the oncology field based on our proprietary anti-cancer drug PAXENE(R) (paclitaxel injection), which is therapeutically equivalent to the Bristol-Myers Squibb product Taxol(R), the largest selling anti-cancer drug in the world. In September 2000, the FDA approved our Abbreviated New Drug Application (ANDA) for paclitaxel, which is marketed in the U.S. as Onxol(TM).

         We also have substantial expertise in the development, manufacture and marketing of respiratory drugs, primarily for asthma, in metered-dose inhaler formulations. Our subsidiary in the United Kingdom is the third largest respiratory company in that market. At the core of our respiratory franchise are advanced delivery systems, which include a patented metered-dose inhaler called Easi-Breathe(R), and a unique new dry powder inhaler, as well as conventional metered-dose inhalers.

         Brand-Equivalent Products

         In the United States, we manufacture and market approximately 56 brand-equivalent prescription drugs in capsule or tablet forms in an aggregate of 123 dosage strengths. We also distribute in the United States approximately 282 additional brand-equivalent prescription and over-the-counter drugs and vitamin supplements, in various dosage forms, dosage strengths and package sizes. We are also a leading provider of brand-equivalent pharmaceuticals in the United Kingdom. We market approximately 110 brand-equivalent prescription and over-the-counter drugs, about half of which we manufacture, in various dosage forms and dosage strengths, constituting an aggregate of approximately 229 products. In addition, we manufacture and market various "blow-fill-seal" pharmaceutical products, such as solutions for injection or irrigation, and unit-dose vials for nebulization to treat respiratory disorders.

OTHER BUSINESSES

        Nutraceuticals. We provide contract manufacturing services for the nutritional supplement industry from our encapsulating facility in Miami, Florida. Utilizing herbal extracts manufactured by our Czech Republic subsidiary, we also manufacture a line of high quality herbal nutraceutical products in soft gelatin capsules.

        Veterinary Products. We formulate, package and distribute to veterinarians various products for companion animals under the "DVM Pharmaceuticals" trade name. Capitalizing on our proprietary research for human pharmaceuticals, DVM Pharmaceuticals is developing proprietary products in the therapeutic areas of asthma, gastrointestinal disorders and skin conditions in horses and companion animals.

         Diagnostics. We own approximately 70% of the equity of IVAX Diagnostics, Inc., a publicly traded company whose stock is listed on the American Stock Exchange under the symbol "IVD." IVAX Diagnostics, Inc. develops, manufactures and markets proprietary diagnostic reagents, instrumentation and software through its subsidiaries located in the United States and Italy. Its products include Mago(R) instruments and related diagnostic kits, as well as autoimmune reagents and other in vitro diagnostic products for use in research, clinical and hospital laboratories.

                               RECENT DEVELOPMENTS

         On July 5, 2001, we acquired, through tender offers, 99.6% of the outstanding shares of Laboratorio Chile S.A., a Chilean pharmaceutical company with operations in Chile, Argentina and Peru. On September 17, 2001, we completed our tender offers for the remaining outstanding shares. As a result of the two offers, we acquired 99.9% of the outstanding shares of Laboratorio Chile, for an aggregate consideration of approximately US$395 million. Laboratorio Chile is the largest Chilean pharmaceutical company in revenue terms and is also among the major pharmaceutical companies in Argentina and Peru. Laboratorio Chile manufactures and/or markets a broad line of more than 900 branded and brand-equivalent products in Chile, Argentina and Peru and reported revenues of over US$173 million in 2000. Laboratorio Chile's main products are to treat respiratory and infectious diseases, but it also has strong franchises with cardiovascular, neurological and gynecologic products. We believe that Laboratorio Chile, as well as our current operations in Argentina, Mexico, Peru, Uruguay and Venezuela, create an excellent platform from which to launch our proprietary and brand-equivalent pharmaceutical products, as well as products from other companies which may not be so well represented in Latin America.

         On October 16, 2001, we announced the completion of our acquisition of the intranasal steroid brand products, Nasarel(R) and Nasalide(R), from Elan Corporation, plc. These products are for the treatment of allergic rhinitis which affects more than 25% of the U.S. population. We will immediately begin marketing these products in the U.S. through our subsidiary, IVAX Laboratories, Inc. (f/k/a Wakefield Pharmaceuticals).

         On October 25, 2001, we announced our financial results for the third quarter ended September 30, 2001. Net income for the third quarter of 2001 was $61.5 million, or $.30 per diluted share, representing an increase of 99% over net income of $30.9 million, or $.15 per diluted share, reported in the third quarter of 2000. Our net income also includes nearly $7.1 million in gains on the early retirement of debt. Net revenues for the third quarter of 2001 increased by 76% to $322.0 million as compared to net revenues of $182.6 million in the third quarter of 2000.

                           PRINCIPAL EXECUTIVE OFFICES

         Our principal executive offices are located at 4400 Biscayne Boulevard, Miami, Florida 33137, and our telephone number is (305) 575-6000.

                                  RISK FACTORS

         You should carefully consider the following risks before making an investment decision. These and other risks could materially and adversely affect our business, operating results or financial condition. You should also refer to the other information contained or incorporated by reference in this prospectus, before making an investment decision.

Risks Relating to Our Company

OUR RESEARCH AND DEVELOPMENT EXPENDITURES MAY NOT RESULT IN COMMERCIALLY SUCCESSFUL PRODUCTS.

         We spent approximately $65.3 million during 2000 and $38.9 million during the first six months of 2001 on our research and development efforts. This amount represents a significant increase in the amounts we allocated to research and development in prior periods. We may in the future increase the amounts we expend for research and development. As a result, our research and development expenditures may have an adverse impact on our earnings in the short term. Further, we cannot be sure that our research and development expenditures will, in the long term, result in the discovery or development of products which prove to be commercially successful.

OUR POTENTIAL ACQUISITIONS MAY REDUCE OUR EARNINGS, BE DIFFICULT FOR US TO COMBINE INTO OUR OPERATIONS OR REQUIRE US TO OBTAIN ADDITIONAL FINANCING.

         We search for and evaluate acquisitions which will provide new product and market opportunities, benefit from and maximize our existing assets and add critical mass. Acquisitions may expose us to additional risks and may have a material adverse effect on our results of operations. Any acquisitions we make may:

         -        fail to accomplish our strategic objectives;

         -        not be successfully combined with our operations;

         -        not perform as expected; and

         -        expose us to cross border risks.

         In addition, based on current acquisition prices in the pharmaceutical industry, our acquisitions could initially reduce our per share earnings and add significant intangible assets and related goodwill amortization charges. Our acquisition strategy may require us to obtain additional debt or equity financing, resulting in additional leverage, or increased debt obligations as compared to equity, and dilution of ownership. We may not be able to finance acquisitions on terms satisfactory to us.

WE DEPEND ON OUR DEVELOPMENT, MANUFACTURE AND MARKETING OF NEW PRODUCTS FOR OUR FUTURE SUCCESS.

         Our future success is largely dependent upon our ability to develop, manufacture and market commercially successful new pharmaceutical products and brand-equivalent versions of pharmaceutical products that are no longer subject to patents. Generally, the commercial marketing of pharmaceutical products depends upon:

         -        continually developing and testing products;

         - proving that new products are safe and effective in clinical trials;

         - proving that there is no significant difference in the rate and extent to which the active ingredient in the brand-equivalent product becomes available at the site of drug action as compared to the brand name version; and

         -        receiving requisite regulatory approval for all new products.

         Delays in the development, manufacture and marketing of new products will impact our results of operations. Each of the steps in the development, manufacture and marketing of our products, as well as the process taken as a whole, involves significant periods of time and expense. We cannot be sure that:

         - any of our products presently under development, if and when fully developed and tested, will perform as we expect;

         - we will obtain necessary regulatory approvals in a timely manner, if at all; or

         - we can successfully and profitably produce and market any of our products.

WE DEPEND ON OUR PATENTS AND PROPRIETARY RIGHTS AND CANNOT BE CERTAIN OF THEIR CONFIDENTIALITY AND PROTECTION.

         Our success with our proprietary products depends, in large part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property, competitors may manufacture and market products similar to ours. We have numerous patents covering our technologies. We have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. The United States Patent and Trademark Office does not publish patent applications or make information about pending applications available to the public until it issues the patent. Since publication of discoveries in the scientific or patent literature tends to follow actual discovery by several months, we cannot be certain that we were the first to file patent applications on our discoveries. We cannot be sure that we will receive patents for any of our patent applications or that any existing or future patents that we receive or license will provide competitive advantages for our products. We also cannot be sure that competitors will not challenge, invalidate or avoid the application of any existing or future patents that we receive or license. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products.

         We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation. We use confidentiality agreements with licensees, suppliers, employees and consultants to protect our trade secrets, unpatented proprietary know-how and continuing technological innovation. We cannot assure you that these parties will not breach their agreements with us. We also cannot be certain that we will have adequate remedies for any breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, we cannot be sure that our trade secrets and proprietary technology will not otherwise become known or that our competitors will not independently develop our trade secrets and proprietary technology. We also cannot be sure, if we do not receive patents for products arising from research, that we will be able to maintain the confidentiality of information relating to our products.

THIRD PARTIES MAY CLAIM THAT WE INFRINGE THEIR PROPRIETARY RIGHTS AND MAY PREVENT US FROM MANUFACTURING AND SELLING SOME OF OUR PRODUCTS.

         The manufacture, use and sale of new products that are the subject of conflicting patent rights have been the subject of substantial litigation in the pharmaceutical industry. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. We may have to defend against charges that we violated patents or proprietary rights of third parties. This is especially true for the sale of the brand-equivalent version of products on which the patent covering the branded product is expiring, an area where infringement litigation is prevalent. Our defense against charges that we infringed third party patents or proprietary rights could require us to incur substantial expense and to divert significant effort of our technical and management personnel. If we infringe on the rights of others, we could lose our right to develop or make some products or could be required to pay monetary damages or royalties to license proprietary rights from third parties.

         Although the parties to patent and intellectual property disputes in the pharmaceutical industry have often settled their disputes through licensing or similar arrangements, the costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available to us on terms we believe to be acceptable. As a result, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling a number of our products.

REDUCTIONS IN THE SALES VOLUME OR MARGINS OF OUR PACLITAXEL PRODUCT COULD IMPACT OUR REVENUES AND MARGINS.

         Sales of our paclitaxel product represented a significant component of our net revenues during the first nine months of 2001. In addition, an important component of our 2001 and 2002 revenue and gross margin estimates depends on our sales of paclitaxel. Recently, two competitors have received FDA approval for the sale of their paclitaxel products and others may receive similar approvals. Competitive pressures during the third quarter of 2001 have resulted in lower prices and reduced revenues for our paclitaxel product. Our competitors and any future competitors may continue to lower the price of such products and could gain market share. Additionally, we currently rely on third parties to supply raw materials for, and to manufacture, our paclitaxel products; in the future these parties may not produce for us a continuing and reliable supply of paclitaxel or the cost of such supply may significantly increase. The reduction of the market price of paclitaxel, our loss of market share or our inability to obtain a cost-effective supply of paclitaxel may result in a continued decrease of net sales and gross margin from our paclitaxel product.

FUTURE INABILITY TO OBTAIN RAW MATERIALS OR PRODUCTS COULD SERIOUSLY AFFECT OUR OPERATIONS.

         In many instances, we obtain raw materials and other products from single domestic or foreign suppliers. Political disruptions have and may continue to impact our ability to transport raw materials from foreign suppliers and to ship finished goods worldwide. Additionally, many of the raw materials utilized in our pharmaceutical products are rare or difficult to obtain. Interruptions in supply or scarcity of raw materials would require us to seek to obtain substitute materials or products, which, even if available, would require additional regulatory approvals. Further, we cannot assure you that our third party suppliers will continue to supply us. In addition, changes in our raw material suppliers could result in delays in production, higher raw material costs and loss of sales and customers because regulatory authorities must generally approve raw material sources for pharmaceutical products. Any significant interruption of supply could have a material adverse effect on our operations.

MARKETING PRACTICES SUCH AS RETURNS, ALLOWANCES AND CHARGE-BACKS AND MARKETING PROGRAMS ADOPTED BY WHOLESALERS MAY REDUCE SALES REVENUES IN SUBSEQUENT PERIODS.

         Based on industry practice, brand-equivalent manufacturers, including us, have liberal return policies and have been willing to give customers post-sale inventory allowances. Under these arrangements, the manufacturers give customers credits on the manufacturer's brand-equivalent products which the customers hold in inventory after decreases in the market prices of the brand-equivalent products. Therefore, if new competitors enter the marketplace and significantly lower the prices of any of our products, we would have to provide significant credits that could reduce sales and gross margin. Like our competitors, we also give credits for charge-backs to wholesale customers that have contracts with us for their sales to hospitals, group purchasing organizations, pharmacies or other retail customers. A charge-back is the difference between the price the wholesale customer pays and the price that the wholesale customer's end-customer pays for a product. Although we establish reserves based on our prior experience and our best estimates of the impact that these policies may have in subsequent periods, we cannot ensure that our reserves are adequate or that actual product returns, inventory allowances and charge-backs will not exceed our estimates. In the second quarter of 1996, based upon price declines at a time of significant inventory levels, these credits were approximately $44 million higher than the average levels that we experienced in prior quarters. Following our announcement of the expected credits prior to the end of the second quarter, the market price of our common stock immediately fell approximately 36%, and a number of persons subsequently filed class action litigation against us based on the decline. That class action litigation was resolved in our favor when the court dismissed it on the merits.

THE CONCENTRATION OF OWNERSHIP AMONG OUR EXECUTIVE OFFICERS AND DIRECTORS MAY PERMIT THOSE PERSONS TO INFLUENCE CORPORATE MATTERS AND POLICIES.

         As of September 30, 2001, our executive officers and directors currently have or share voting control over approximately 21.72% of our issued and outstanding common stock. As a result, these persons may have the ability to significantly influence the election of the members of our board of directors and other corporate decisions.

A NUMBER OF INTERNAL AND EXTERNAL FACTORS HAVE CAUSED AND MAY CONTINUE TO CAUSE THE MARKET PRICE OF OUR STOCK TO BE VOLATILE.

         The market prices for securities of companies engaged in pharmaceutical development, including us, have been volatile. Many factors, including many over which we have no control, may have a significant impact on the market price of our common stock, including without limitation:

         - our or our competitors' announcement of technological innovations or new commercial products;

         -        changes in governmental regulation;

         -        our or our competitors' receipt of regulatory approvals;

         - our or our competitors' developments relating to patents or proprietary rights;

         - publicity regarding actual or potential medical results for products that we or our competitors have under development; and

         -        period-to-period changes in financial results.

POLITICAL AND ECONOMIC INSTABILITY AND FOREIGN CURRENCY FLUCTUATIONS MAY ADVERSELY AFFECT THE REVENUES OUR FOREIGN OPERATIONS GENERATE.

Our foreign operations may be affected by the following factors, among others:

         - political instability in some countries in which we currently do business or may do business in the future through acquisitions or otherwise;

         - uncertainty as to the enforceability of, and government control over, commercial rights;

         -        expropriation by foreign governmental entities; and

         -        currency exchange fluctuations and currency restrictions.

         We sell products in many countries that are susceptible to significant foreign currency risk. We sell many of these products for United States dollars, which eliminates our direct currency risk but increases our credit risk if the local currency devalues significantly and it becomes more difficult for customers to purchase the United States dollars required to pay us. We sell a growing number of products, particularly in Latin America, for local currency, which results in a direct currency risk to us if the local currency devalues significantly. Additional foreign acquisitions may increase our foreign currency risk and the other risks identified above.

         On June 20, 2000, we announced our acquisition of Laboratorios Elmor S.A., a pharmaceutical company based in Venezuela. Venezuela was considered to have a highly inflationary economy, but it is no longer considered highly inflationary. In the third quarter of 2001, we acquired 99.9% of Laboratorio Chile S.A., a Chilean pharmaceutical company with operations in Chile, Argentina and Peru. Although neither Chile nor Argentina have been classified as having highly inflationary economies, each of these economies has experienced strong inflation rates and devaluation of their respective currencies.

INCREASED INDEBTEDNESS MAY IMPACT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         On June 30, 2001, we had approximately $1,003.6 million of consolidated indebtedness. We may incur additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, including, without limitation:

         - we will be required to use a portion of our cash flow from operations for the payment of any principal or interest due on our outstanding indebtedness;

         - our outstanding indebtedness and leverage will increase the impact of negative changes in general economic and industry conditions, as well as competitive pressures; and

         - the level of our outstanding debt may affect our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes.

         General economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control, may affect our future performance. As a result, these and other factors may affect our ability to make principal and interest payments on our indebtedness. We anticipate that approximately $52 million of cash flow from operations will be required each year to discharge our annual obligations on our currently outstanding indebtedness. Our business might not continue to generate cash flow at or above current levels. If we cannot generate sufficient cash flow from operations in the future to service our debt, we may, among other things:

         -        seek additional financing in the debt or equity markets;

         -        refinance or restructure all or a portion of our indebtedness;

         -        sell selected assets; or

         -        reduce or delay planned capital expenditures.

         These measures might not be sufficient to enable us to service our debt. In addition, any financing, refinancing or sale of assets might not be available on economically favorable terms.

COMPLIANCE WITH GOVERNMENTAL REGULATION IS CRITICAL TO OUR BUSINESS.

         Our pharmaceutical and diagnostic operations are subject to extensive regulation by governmental authorities in the United States and other countries with respect to the testing, approval, manufacture, labeling, marketing and sale of pharmaceutical and diagnostic products. We devote significant time, effort and expense to addressing the extensive government regulations applicable to our business. In general, the trend is toward more stringent regulation.

         On an ongoing basis, the FDA reviews the safety and efficacy of marketed pharmaceutical products and products considered medical devices and monitors labeling, advertising and other matters related to the promotion of such products. The FDA also regulates the facilities and procedures used to manufacture pharmaceutical and diagnostic products in the United States or for sale in the United States. Such facilities must be registered with the FDA and all products made in such facilities must be manufactured in accordance with "good manufacturing practices" established by the FDA. Compliance with good manufacturing practices guidelines requires the dedication of substantial resources and requires significant costs. The FDA periodically inspects our manufacturing facilities and procedures to assure compliance. The FDA may cause a recall or withdraw product approvals if regulatory standards are not maintained. The FDA approval to manufacture a drug is site-specific. In the event an approved manufacturing facility for a particular drug becomes inoperable, obtaining the required FDA approval to manufacture such drug at a different manufacturing site could result in production delays, which could adversely affect our business and results of operations.

         In connection with our activities outside the United States, we are also subject to regulatory requirements governing the testing, approval, manufacture, labeling, marketing and sale of pharmaceutical and diagnostic products, which requirements vary from country to country. Whether or not FDA approval has been obtained for a product, approval of the product by comparable regulatory authorities of foreign countries must be obtained prior to marketing the product in those countries. The approval process may be more or less rigorous from country to country, and the time required for approval may be longer or shorter than that required in the United States. Our inability or delay in receiving or the loss of any approval could have a material adverse effect on our results of operations.

WE HAVE ENACTED A SHAREHOLDER RIGHTS PLAN AND CHARTER PROVISIONS THAT MAY HAVE ANTI-TAKEOVER EFFECTS.

         We have in place a shareholder rights plan under which we issued common stock purchase rights. As a result of the plan, each share of our common stock carries with it one common stock purchase right. Each common stock purchase right entitles the registered holder to purchase from us .9375 of a share of our common stock at a price of $12.00 per .9375 of a share, subject to adjustment. The common stock purchase rights are intended to cause substantial dilution to a person or group who attempts to acquire us on terms that our board of directors has not approved. The existence of the common stock purchase rights could make it more difficult for a third party to acquire a majority of our common stock. Other provisions of our articles of incorporation and bylaws may also have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest, which could have an adverse effect on the market price of our common stock.

Risks Relating to Our Industry

OUR REVENUES AND PROFITS FROM BRAND-EQUIVALENT PHARMACEUTICALS WILL DECLINE AS WE OR OUR COMPETITORS INTRODUCE ADDITIONAL BRAND-EQUIVALENTS OF THOSE PRODUCTS.

         Revenues and gross profit derived from brand-equivalent pharmaceutical products tend to follow a pattern based on regulatory and competitive factors unique to the brand-equivalent pharmaceutical industry. As patents for brand name products and the related exclusivity periods established by regulation expire, the first brand-equivalent manufacturer to apply for regulatory approval for a brand-equivalent of a brand name product may be entitled to a 180-day period of marketing exclusivity under the Hatch-Waxman Act. During this exclusivity period, the United States Food and Drug Administration, or FDA, cannot approve any other brand-equivalent. If we are not the first brand-equivalent applicant, our brand-equivalent product will be kept off the market for an additional 180 days after the brand name drug's patents expire. Whether due to the 180-day period of marketing exclusivity or other factors that delay the approval of other brand-equivalent competitors, the first brand-equivalent on the market is usually able to initially achieve relatively high revenues and gross profit. As other brand-equivalent manufacturers receive regulatory approvals on competing products, prices and revenues typically decline. The timing of these declines is unpredictable and can result in a significantly curtailed period of profitability for a brand-equivalent product. The level of revenues and gross profit attributable to brand-equivalent products that we develop and manufacture is dependent, in part, on:

         - our ability to develop and introduce new brand-equivalent products;

         - the timing of regulatory approval of brand-equivalent products;

         - the number and timing of regulatory approvals of competing products;

         - strategies brand name companies adopt to maintain their market share; and

         -        our cost of manufacturing.

         Brand-equivalent products (but not including branded brand-equivalent products) represented 49%, 56% and 51% of our revenues for the years ended December 31, 2000, 1999 and 1998, respectively.

LEGISLATIVE PROPOSALS, REIMBURSEMENT POLICIES OF THIRD PARTIES, COST CONTAINMENT MEASURES AND HEALTH CARE REFORM COULD AFFECT THE MARKETING, PRICING AND DEMAND FOR OUR PRODUCTS.

         Various legislative proposals, including proposals relating to prescription drug benefits, could materially impact the pricing and sale of our products. Further, reimbursement policies of third parties may affect the marketing of our products. Our ability to market our products will depend in part on reimbursement levels for the cost of the products and related treatment established by health care providers, including government authorities, private health insurers and other organizations, such as health maintenance organizations, or HMOs, and managed care organizations, or MCOs. Insurance companies, HMOs, MCOs, Medicaid and Medicare administrators and others are increasingly challenging the pricing of pharmaceutical products and reviewing their reimbursement practices. In addition, the following factors could significantly influence the purchase of pharmaceutical products, which would result in lower prices and a reduced demand for our products:

         -        the trend toward managed health care in the United States;

         -        the growth of organizations such as HMOs and MCOs;

         - legislative proposals to reform health care and government insurance programs; and

         - price controls and non-reimbursement of new and highly priced medicines for which the economic therapeutic rationales are not established.

THESE COST CONTAINMENT MEASURES AND HEALTH CARE REFORM PROPOSALS COULD AFFECT OUR ABILITY TO SELL OUR PRODUCTS.

         The reimbursement status of a newly approved pharmaceutical product may be uncertain. Reimbursement policies may not include some of our products. Even if reimbursement policies of third parties grant reimbursement status for a product, we cannot be sure that these reimbursement policies will remain in effect. Limits on reimbursement could reduce the demand for our products. The unavailability or inadequacy of third party reimbursement for our products would reduce or possibly eliminate demand for our products. We are unable to predict whether governmental authorities will enact additional legislation or regulation which will affect third party coverage and reimbursement that reduces demand for our products.

OUR INDUSTRY IS HIGHLY COMPETITIVE WHICH AFFECTS OUR PRODUCT SELECTION, PRICING, GROSS PROFIT AND MARKET SHARE.

         The pharmaceutical industry is intensely competitive. Most or all of the products that we sell or license will face competition from different chemical or other agents intended to treat the same diseases. Our current and future products will also face competition from traditional forms of drug delivery and from advanced delivery systems others are developing. Our competitors vary depending upon geographic regions, product categories, and within each product category, upon dosage strengths and drug delivery systems. Some of our major competitors are:

         -        3M

         -        Astra Zeneca

         -        Barr Laboratories

         -        Boehringer Ingelheim

         -        Bristol-Myers Squibb

         -        Geneva Pharmaceuticals

         -        Glaxo Wellcome

         -        Eli Lilly

         -        Mylan Pharmaceuticals

         -        Novartis Pharmaceuticals

         -        Schering-Plough

         -        Teva Pharmaceuticals

Our competitors may be able to develop products and processes competitive with or superior to our own for many reasons, including that they may have:

         -        significantly greater financial resources;

         -        larger research and development and marketing staffs; or

         - larger production facilities or extensive experience in preclinical testing and human clinical trials.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus and the documents incorporated by reference into this prospectus contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus and the documents incorporated into this prospectus by reference contain forward-looking statements regarding:

         - our intention to generate growth through the introduction of new proprietary drugs, the expanded sale and distribution of our current products, the acquisition of new businesses and products and strategic collaborations;

         - the ability of our research programs to develop improved forms of drugs, novel compounds and new delivery systems, including the development of improved formulations of paclitaxel and complementary products;

         - our ability to integrate operations and exploit opportunities among our subsidiaries;

         - our capacity to become a worldwide leader in the asthma market;

         - our ability to capitalize on current relationships in the oncology market to market new brand-equivalent biotech drugs and our commercialization of Paxoral(TM) and other oncology products;

         - our capability to identify, acquire and successfully integrate new acquisitions of companies and products;

         - anticipated benefits stemming from the acquisition of Laboratorio Chile;

         - the ability of our new patented oral administration system to provide patients effective doses of paclitaxel with more convenience and reduced side-effects and the applicability of this system to other chemotherapeutic agents;

         - our ability to develop Easi-Breathe(R) for use with various compounds;

         - our ability to further develop CFC-free inhalation aerosol products;

         - our ability to develop a corticosteroid with minimal side effects to treat asthma and inflammatory diseases of the large intestine;

         - our ability to develop new formulations and obtain marketing authorizations which will enable us to be the first, or among the first, to launch brand-equivalent products;

         - our ability to further develop and market talampanel, cladribine, human growth hormone, interferon or products to treat cystic fibrosis;

         - our ability to develop or license proprietary products for indications having large patient populations, or for which limited or inadequate treatments exist;

         - our capacity to accelerate product development and commercialization by in-licensing products and by developing new dosage forms or new therapeutic indications for existing products;

         - anticipated trends in the pharmaceutical industry and the effect of technological advances on competition;

         -        our estimates regarding the capacity of our facilities;

         - our intention to fund capital expenditures from existing cash and internally generated funds; and

         - our ability to use Laboratorio Chile and our other foreign subsidiaries to launch our proprietary and brand-equivalent pharmaceutical products in Latin American markets.

         These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

         -        difficulties we may experience in product development;

         - efficacy or safety concerns with respect to marketed products, whether or not scientifically justified, leading to recalls, withdrawals or declining sales;

         -        our ability to obtain new materials or products;

         - our ability to identify potential acquisitions and to successfully acquire and integrate such operations or products;

         - our failure to realize the anticipated benefits of the acquisition of Laboratorio Chile;

         -        risks that arise from the operation of Laboratorio Chile;

         - our ability to obtain approval from the FDA to market new pharmaceutical products;

         - the acceptance of new products by the medical community as effective as alternative forms of treatment for indicated conditions;

         -        the outcome of any pending or future litigation; and

         - the impact of new regulations or court decisions regarding the protection of patents and the exclusivity period for the marketing of branded drugs.

You should read carefully the section of this prospectus under the heading "Risk Factors" beginning on page 5. We assume no responsibility for updating forward-looking statements contained in this prospectus, any supplements to this prospectus, and in any documents that we incorporate by reference into this prospectus.

                                 USE OF PROCEEDS

         Unless otherwise set forth in the applicable prospectus supplement, we anticipate that we will use the net proceeds of our offerings for general corporate purposes, which may include, but are not limited to:

         -        working capital;

         -        capital expenditures;

         -        acquisitions; and

         -        the repayment or refinancing of our indebtedness.

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 and for the six months ended June 30, 2001.


                                                           Year Ended December 31,
                                               -----------------------------------------------           Six Months Ended
                                               1996          1997       1998      1999     2000            June 30, 2001
                                               ----          ----       ----      ----     ----          ----------------
Ratio of earnings to fixed charges. . . . .    (10.5)x(1)    (9.7)x(1)  5.9x      15.3x    11.1x               11.2x

---------

(1) The dollar amounts of the coverage deficiency for the years ended December 31, 1996 and 1997 were $189.4 million and $160.5 million, respectively.

         The ratio of earnings to fixed charges was calculated by dividing earnings by total fixed charges. Earnings consist of pretax income plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) and a portion of rent expense (5-8%) estimated by management to be the interest component of such rentals.

                         DESCRIPTION OF DEBT SECURITIES

         This prospectus describes the general terms and provisions of the debt securities that we may offer by this prospectus. When we offer to sell a particular series of debt securities, we will describe the specific terms of that series in a supplement to this prospectus. We will also indicate in the prospectus supplement whether the general terms and provisions that we describe in this prospectus apply to that particular series of debt securities. For a complete description of the material terms of a particular issue of debt securities, you must refer to both the prospectus supplement relating to that series and to the following description.

         If issued, we will issue the debt securities under an indenture between us and U.S. Bank Trust National Association, as trustee. The indenture is subject to, and governed by, the Trust Indenture Act of 1939. We have filed a copy of the indenture as an exhibit to the registration statement of which this prospectus forms a part. We have summarized the material portions of the indenture below, but you should read the indenture for other provisions that may be important to you. We qualify the following summary in its entirety by reference to the provisions of the indenture.

GENERAL

         We will establish the terms of each series of debt securities that we will issue under the indenture by a resolution of our board of directors. We will detail the terms of the debt securities that we will offer in an officers' certificate under the indenture or by a supplemental indenture. We will describe the particular terms of each series of debt securities that we issue in a prospectus supplement relating to that series.

         Under the indenture, we can issue an unlimited amount of debt securities, including debt securities that are convertible into or exchangeable for our other securities, including our common stock. We may issue the debt securities:

         -        in one or more series;

         -        with the same or various maturities;

         -        at par;

         -        at a premium; or

         -        at a discount.

         For each series of debt securities that we offer, we will distribute a prospectus supplement that will disclose:

         -        the initial offering price;

         - the aggregate principal amount of that series of debt securities;

         -        the title of the debt securities;

         - any limit on the aggregate principal amount of the debt securities;

         - the date or dates on which we will pay the principal on the debt securities;

         - the annual rate or rates (which may be fixed or variable) or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest;

         -        the date or dates from which interest will accrue;

         - the date or dates on which interest will commence and be payable;

         - any regular record date for the interest payable on any interest payment date;

         - the place or places where we will pay the principal, premium, and interest with respect to the debt securities;

         - whether the debt securities will be convertible into other securities and the terms and conditions upon which the holder of debt securities may convert the debt securities;

         - the terms and conditions upon which we may redeem the debt securities;

         - any obligation we have to redeem or purchase the debt securities under any sinking fund or similar provisions or at the option of a holder of debt securities;

         - the dates on which and the price or prices at which we will repurchase the debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

         - the denominations in which we will issue the debt securities will be issued, if we issue them other than denominations of $1,000 and any integral multiple thereof;

         - whether we will issue the debt securities in the form of certificated debt securities or global securities, or the portion of principal amount of the debt securities that we must pay if the maturity date of the debt security accumulates, if different than the principal amount;

         -        the currency of denomination of the debt securities;

         - the designation of the currency, currencies or currency unit in which we must pay the principal, premium and interest with respect to the debt securities;

         - if we must pay the principal, premium or interest on the debt securities in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which we will determine the exchange rate for these payments;

         - the manner in which we will determine the amounts of the principal, premium or interest we must pay on the debt securities, if we will determine these amounts by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

         - any provisions relating to any security that we will provide for the debt securities;

         - any addition to or change in the events of default that we describe in this prospectus or in the indenture;

         - any change in the acceleration provisions that we describe in this prospectus or in the indenture;

         - any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

         - any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series; and

         - any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

         We may issue debt securities that provide that we must only pay an amount less than their stated principal amount if their maturity date accelerates. In the prospectus supplement, we will also provide you with information on the federal income tax considerations and other special considerations which apply to any of the particular debt securities.

         If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if we must pay the principal, premium and interest with respect to any series of debt securities in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and the applicable foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

PAYMENT OF INTEREST AND EXCHANGE

         Each debt security will be represented by either:

         - one or more global securities registered in the name of The Depository Trust Company, or DTC, as depositary, or a nominee of DTC, (a "book-entry debt security"); or

         - a certificate issued in definitive registered form (a "certificated debt security").

         We will describe whether the particular series of debt securities will be a book-entry debt security or a certificated debt security in the applicable prospectus supplement. Except as we describe under "Global Debt Securities and Book-Entry System" below, we will not issue book-entry debt securities in certificated form.

         Certificated Debt Securities. You may transfer or exchange "certificated debt securities," debt securities evidenced by a certificate, at the trustee's office or at paying agencies as we provide for in the indenture. We will not charge you any service charge for any transfer or exchange of certificated debt securities, but we may require you to pay of a sum sufficient to cover any tax or other governmental charge that may be required in connection with your transfer or exchange.

         You may transfer certificated debt securities and the right to receive the principal, premium and interest on certificated debt securities only by surrendering the certificate representing your certificated debt securities. After you surrender your certificated debt securities. We or the trustee will reissue your certificate to the new holder or we or the trustee will issue a new certificate to the new holder.

         Global Debt Securities and Book-Entry System. A global debt security is a debt security that represents, and is denominated in an amount equal to the aggregate principal amount of, all outstanding debt securities of a series, or any portion thereof, in either case having the same terms, including the same:

         -        original issue date;

         -        date or dates on which we must pay principal and interest; and

         -        interest rate or method of determining interest.

         We will deposit each global debt security representing book-entry debt securities with, or on behalf of, the depositary. We will also register the global debt security in the name of the depositary or its nominee. The depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.

         Only persons who have accounts with the depositary for the related global debt security, or participants, or a person that holds an interest through a participant may own beneficial interests in book-entry debt securities. When we issue a global debt security, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the appropriate principal amounts of the book-entry debt securities that the participant owns. Any dealers, underwriters or agents participating in the distribution of the book-entry debt securities will designate the accounts that the depositary will credit. Ownership of book-entry debt securities will be shown on, and the transfer of the ownership interests in book-entry debt securities will be effected only through, records that the depositary maintains for the related global debt security (for interests of participants) and records that the participants maintain (for interests of persons holding through participants). The laws of some states may require that some purchasers of securities take physical delivery of their securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities, since we will not issue book-entry debt securities in certificated form, except under the special circumstances that we describe below.

         So long as the depositary, or its nominee, is the registered owner of a global debt security, we will consider the depositary or its nominee as the sole owner or holder of the book-entry debt securities represented by the associated global debt security for all purposes under the indenture. Except as we describe in this prospectus or the applicable prospectus supplement, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names and will not receive or be entitled to receive physical delivery of a certificate in definitive form representing their securities. We will not consider beneficial owners of book-entry debt securities the owners or holders of those securities under the indenture. As a result, to exercise any rights of a holder under the indenture, each person beneficially owning book-entry debt securities must rely on the depositary's procedures for the related global debt security and, if that person is not a participant, on the procedures of the participant through which that person owns its interest.

         We understand, however, that under existing industry practice, the depositary will authorize the persons on whose behalf it holds a global debt security to exercise some rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities under to the indenture.

         We will make payments of the principal, premium and interest on the book-entry debt securities to the depositary or its nominee, as the case may be, as the registered holder of the related global debt security. We, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for:

         - any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security; or

         - maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         We expect that the depositary, upon receipt of any payment of the principal, premium or interest with respect to a global debt security, will immediately credit the participants' accounts with payments in amounts proportionate to the amounts of book-entry debt securities they each hold, as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those participants.

         We will issue certificated debt securities in exchange for each global debt security if the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, or the Exchange Act, and we do not appoint a successor depositary registered as a clearing agency under the Exchange Act within 90 days. In addition, we may at any time and in our sole discretion determine not to have any of the book-entry debt securities of any series represented by one or more global debt securities and, in that event, we will issue certificated debt securities in exchange for the global debt securities of that series. Holders of global debt securities may exchange their global debt securities for certificated debt securities if an event of default under the book-entry debt securities represented by those global debt securities has occurred and is continuing. We will register any certificated debt securities that we issue in exchange for a global debt security in the name or names as the depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

         We have obtained the previous information in this section concerning the depositary and the depositary's book-entry registration and transfer system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

CONSOLIDATION, MERGER AND SALE OF ASSETS

         Under the indenture we may not consolidate with or merge into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, and we may not permit any person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

         - the successor person is a corporation, partnership, trust or other entity organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

         - immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

         -        we satisfy other conditions specified in the indenture.

COVENANTS

         Unless we state otherwise in:

         - the applicable prospectus supplement and in a supplement to the indenture;

         -        a resolution of our board of directors; or

         -        an officers' certificate delivered under the indenture

the debt securities will not contain any restrictive covenants, including covenants restricting us or any of our subsidiaries from incurring, issuing, assuming or guarantying any indebtedness secured by a lien on any of our or our subsidiaries' property or capital stock, or restricting us or any of our subsidiaries from entering into any sale and leaseback transactions.

EVENTS OF DEFAULT

         Under the indenture, an "event of default" means, with respect to any series of debt securities, any of the following:

         - our default in the payment of any interest on any debt security of that series when it becomes due and payable, and the continuance of that default for a period of 30 days (unless we deposit the entire amount of the payment with the trustee or with a paying agent prior to the expiration of the 30-day period);

         - our default in the payment of principal or premium on any debt security of that series when due and payable;

         - our default in the deposit of any sinking fund payment, when and as due on any debt security of that series;

         - our default in the performance or breach of any of our other covenants or warranties in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of at least 25% in principal amount of the outstanding debt securities of that series as provided in the indenture;

         -        some events of bankruptcy, insolvency or reorganization; and

         - any other event of default provided with respect to debt securities of that series that is described in the applicable supplement to this prospectus.

         No event of default for a particular series of debt securities, except for the events of default relating to events of bankruptcy, insolvency or reorganization, will necessarily constitute an event of default for any other series of debt securities.

         If an event of default under debt securities of any series occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may, declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) and premium of all debt securities of that series. In the case of an event of default resulting from events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) and premium of all outstanding debt securities will become and be immediately due and payable without any declaration or other act by the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series, but before the trustee has obtained a judgment or decree for payment of the money due, the holders of a majority in principal amount of the outstanding debt securities of that series may, subject to our having paid or deposited with the trustee a sum sufficient to pay overdue interest and principal which has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal and premium with respect to debt securities of that series, have been cured or waived as provided in the indenture. For information as to waiver of defaults see the discussion under "Modification and Waiver" below. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of the discount securities upon the occurrence of an event of default and the continuation of an event of default.

         The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to some rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

         No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

         - that holder has previously given to the trustee written notice of a continuing event of default under the debt securities of that series; and

         - the holders of at least 25% in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

         Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal, premium and any interest with respect to that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

         The indenture requires us, within 90 days after the end of our fiscal year, to furnish to the trustee a statement of our compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event or default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

MODIFICATION AND WAIVER

         We and the trustee may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We and the trustee may not make any modification or amendment without the consent of the holder of each affected debt security then outstanding if that amendment will:

         - change the amount of debt securities whose holders must consent to an amendment or waiver;

         - reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

         - reduce the principal of or premium on or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the deposit of any sinking fund payment or analogous obligation with respect to any series of debt securities;

         - reduce the principal amount of discount securities payable upon acceleration of maturity;

         - waive a default in the payment of the principal, premium or interest with respect to any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from that acceleration);

         - make the principal, premium or interest with respect to any debt security payable in currency other than that stated in the debt security;

         - make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal, premium and interest with respect to those debt securities and to institute suit for the enforcement of any payment and to waivers or amendments; or

         - waive a redemption payment with respect to any debt security or change any of the provisions with respect to the redemption of any debt securities.

         Except for some specified provisions of the indenture, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of that series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal, premium or any interest with respect to any debt security of that series; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

         Defeasance of Debt Securities and Certain Covenants in Certain Circumstances Legal Defeasance. The indenture provides that, unless the terms of the applicable series of debt securities provide otherwise, we may be discharged from any and all obligations under the debt securities of any series (except for some obligations to register the transfer or exchange of debt securities of the series, to replace stolen, lost or mutilated debt securities of the series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be discharged when we deposit with the trustee, in trust, money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest, and any mandatory sinking fund payments for the debt securities of that series on the stated maturity in accordance with the terms of the indenture and those debt securities.

         We will be discharged only if, among other things, we have delivered to the trustee an officers' certificate and an opinion of counsel stating that we have received from the United States Internal Revenue Service, or that the United States Internal Revenue Service has published, a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, holders of the debt securities of the series from which we wish to be discharged will:

         - not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge; and

         - will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

         Defeasance of Covenants. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with specified conditions we may omit to comply with the restrictive covenants contained in Sections 4.2, 4.3, 4.4, 4.5, 4.6 and 5.1 of the indenture, as well as any additional covenants contained in a supplement to the indenture, a resolution of the Board of Directors or an officers' certificate delivered pursuant to the indenture.

         The conditions include:

         - our depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium and interest, and any mandatory sinking fund payments or the debt securities of that series on the stated maturity in accordance with the terms of the indenture and those debt securities; and

         - our delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax in the same amount and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

         Covenant Defeasance and Events of Default. In the event we exercise our option not to comply with some covenants of the indenture with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations we have deposited with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. However, we will remain liable for those payments.

         "Foreign government obligations" means for the debt securities of any series that are denominated in a currency other than U.S. dollars:

         - direct obligations of the government that issued or caused to be issued the currency in question for the payment of which obligations its full faith and credit is pledged, which are not callable or redeemable at the option of the issuer thereof; or

         - obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government, which are not callable or redeemable at the option of the issuer thereof.

GOVERNING LAW

         The indenture and the debt securities will be governed by, and construed under the internal laws of the State of Florida.

                          DESCRIPTION OF CAPITAL STOCK

DESCRIPTION OF COMMON STOCK

         We have the authority to issue 437,500,000 shares of common stock, par value $0.10 per share. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. The holders of common stock have equal, ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors, and are entitled to share ratably in all of the assets available for distribution to holders of common stock upon the liquidation, dissolution or winding-up of our affairs. Holders of common stock do not have preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions in our Articles of Incorporation. The outstanding shares of common stock are fully paid and nonassessable. Our Articles of Incorporation do not provide for cumulative voting by shareholders. Our Common Stock is listed on the American Stock Exchange under the trading symbol "IVX" and on the London Stock Exchange under the symbol "IVX.L."

DESCRIPTION OF COMMON STOCK PURCHASE RIGHTS

         On December 19, 1997, our Board of Directors declared a dividend of one common stock Purchase Right (the "Right(s)") for each outstanding share of common stock. The dividend was payable as of December 29, 1997 to shareholders of record on that date. Each Right entitles the registered holder to purchase from us .9375 of a share of common stock at a price of $12.00 per .9375 of a share (the "Exercise Price"), subject to certain adjustments. The description and terms of the Rights are set forth in that certain Rights Agreement (the "Rights Agreement") between us and the rights agent named therein. The Rights are not exercisable and are not certificated until the Distribution Date (as defined below). Until that time the Rights will automatically trade with the common stock. The Rights will expire at the close of business on December 18, 2007, unless earlier redeemed by us. The number of shares of common stock issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the common stock. The Exercise Price for the Rights is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of common stock. Until a Right is exercised, the holder of a Right will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends.

         Distribution Date

         Unless earlier redeemed by our Board of Directors, the Rights become exercisable upon the close of business on the Distribution Date which is the earlier of (1) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions, has acquired beneficial ownership of 15% or more of our outstanding voting stock (an "Acquiring Person") and (2) the tenth business day (or such later date as may be determined by our Board of Directors) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 15% or more of our outstanding voting stock.

         Effect of Triggering Event

         Unless the Rights are earlier redeemed, in the event that, after the time that a person becomes an Acquiring Person, we were to be acquired in a merger or other business combination (in which any shares of common stock are changed into or exchanged for other securities or assets) or more than 50% of our subsidiaries' (taken as a whole) assets or earning power were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price. In addition, unless the Rights are earlier redeemed, if a person or group (with certain exceptions) becomes the beneficial owner of 15% or more of our voting stock, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of common stock having a market value at the time of the transaction equal to two times the Exercise Price. The Rights Agreement also grants our Board of Directors the option, after any person or group acquires beneficial ownership of 15% or more of the voting stock but before there has been a 50% acquisition, to exchange one share of common stock for each then valid Right (which would exclude Rights held by the Acquiring Person that have become void).

         Redemption

         At any time on or prior to the close of business on the tenth day after the time that a person has become an Acquiring Person (or such later date as a majority of our Board of Directors may determine), we may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the effective time of the action of our Board of Directors authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

         Amendment

         For as long as the Rights are then redeemable, we may, except with respect to the Redemption Price or date of expiration of the Rights, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, we may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

         Certain Effects of the Rights

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire us on terms not approved by our Board of Directors. The Rights should not interfere with any merger or other business combination approved by our Board of Directors because we may redeem them at $.01 per Right at any time until the close of business on the tenth day (or such later date as described above) after a person or group has obtained beneficial ownership of 15% or more of our voting stock.

               MATERIAL ARTICLE, BY-LAW AND FLORIDA LAW PROVISIONS

         We are subject to several anti-takeover provisions under Florida law. We are subject to the "affiliated transactions" and "control-share acquisition" provisions of the Florida Business Corporation Act. These provisions require, subject to limited exceptions, that before we may consummate any "affiliated transaction," we must obtain the approval of:

         - the holders of two-thirds of our voting shares other than those beneficially owned by an "interested shareholder;" or

         -        a majority of our disinterested directors.

         Additionally, under Florida law voting rights are generally conferred on "control shares" acquired in specified control share acquisitions only as permitted by a resolution that our shareholders approve, excluding holders of shares defined as "interested shares."

         Florida law presently limits the personal liability of a corporate director for monetary damages, except where the director:

         -        breaches his or her fiduciary duties; and

         - the breach constitutes or includes certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

         Our bylaws include an advance notice provision under which any shareholder wishing to make nominations for election to our board of directors at a meeting of the shareholders or to bring business before an annual meeting of our shareholders must give written notice to our corporate secretary, subject to some exceptions, not less than 60 days and not more than 90 days prior to the date of the meeting.

                              PLAN OF DISTRIBUTION

         We may sell the securities subject to this prospectus in or outside the United States through underwriters or dealers, directly to one or more purchasers, or through agents. The prospectus supplement with respect to the securities we are offering will describe the specific terms of our offering, including:

         -        the name or names of any underwriters, dealers, or agents;

         -        the purchase price of the securities;

         -        the proceeds to us from the offering;

         -        any delayed delivery arrangements;

         - any underwriting discounts and other items constituting underwriters' compensation;

         -        the initial public offering price;

         - any discounts or concessions that dealers may allow or reallow or pay; and

         - any securities exchanges on which we may have listed the securities we are offering.

         If we use underwriters in the sale, then the underwriters will acquire the securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices the underwriters determine at the time of sale. We may offer the securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. We will name the underwriter or underwriters for a particular underwritten offering of securities in the prospectus supplement relating to that offering. If we use an underwriting syndicate, then we will name the managing underwriter or underwriters on the cover of the prospectus supplement. Unless we state otherwise in the prospectus supplement, the obligations of the underwriters or agents to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the securities if they purchase any of them. We may change the initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers from time to time.

         If we or the underwriters use dealers in the sale of the securities for which we are delivering this prospectus, then we will sell those securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices that the dealers will determine at the time of their resale. We will disclose the names of the dealers and the terms of the transaction in the prospectus supplement.

         We may sell the securities directly or through agents from time to time at fixed prices that we may change or at varying prices that we will determine at the time of sale. We will name any agent involved in the offer or sale of the securities for which we are delivering this prospectus. We will also disclose any commissions that we will pay to our agents in the prospectus supplement. Unless we indicate otherwise in the prospectus supplement, our agents will be acting on a best efforts basis for the period of its appointment.

         We may issue the securities in settlement of derivative securities, including put options that we issue from time to time to various institutional investors. Generally, under the terms of the agreements relating to the put options, if the institutional investor exercises the put option we may elect to settle the put option by issuing to the institutional investor shares of our common stock with an aggregate value equal to the difference between (1) the market price (as defined in the put option) of our common stock and (2) the exercise price of the put option multiplied by the number of shares covered by such put option (the "settlement value"). If the shares received by the institutional investor are sold within 10 business days and the net proceeds are less than the settlement value, we are obligated to pay the difference in either cash or additional common shares which will be sold pursuant to this registration statement; conversely, if the net proceeds are more than the settlement value, we will receive the difference in a cash refund. We will describe in a prospectus supplement the terms of any derivative security, including put options that we have issued, the amount of shares issued in settlement of any such derivative security, the name of the institutional investors and other terms of the transaction.

         In connection with the sale of the securities, we or the purchasers of the securities may pay underwriters, dealers or agents compensation in the form of discounts, concessions or commissions. Underwriters, agents and dealers participating in the distribution of the securities may be underwriters, and any discounts or commissions that they receive from us and any profit they realize on their resale of the securities may be underwriting discounts or commissions under the Securities Act.

         We may sell the securities directly to institutional investors or others, who may be underwriters within the meaning of the Securities Act with respect to any resale of those securities. We will describe the terms of those sales in the prospectus supplement.

         If we indicate in the prospectus supplement, we will authorize our agents, underwriters or the dealers to solicit offers from institutions to purchase the securities at the public offering price that we will disclose in the prospectus supplement under delayed delivery contracts. A delayed delivery contract provides for the investor's payment and our delivery of the purchased securities on a specified date in the future. We expect that these contracts will be subject only to the conditions that we describe in the prospectus supplement. The prospectus supplement will describe the commission that we pay our agents to solicit those contracts.

         Our agreements with our agents, dealers and underwriters may require us to indemnify them against a number of civil liabilities, including liabilities under the Securities Act, or to grant them contribution for payments that they may be required to make as a result of those liabilities. Our agents, dealers and underwriters and their affiliates may be customers of, engage in transactions with, or perform services for us in the ordinary course of their business.

         Some or all of the securities that we may issue may be new issues of securities with no established trading market. Any underwriters to whom we sell securities for a public offering may make a market in those securities, but we can not obligate them to do so and even if they do they may discontinue any market making at any time without notice. We can not assure you that a trading market will develop for any of the securities that we may offer or if any market does develop how liquid that market will be.

         In order to facilitate the offering of our securities, any underwriters or agents, as the case may be, involved in the offering of our securities may engage in transactions that stabilize, maintain or otherwise affect the price of our securities or any other securities the prices of which we may use to determine payments on our securities. Specifically, the underwriters or agents, as the case may be, may over allot in connection with the offering, creating a short position in the securities for their own account. In addition, to cover over allotments or to stabilize the price of our securities or any other securities, the underwriters or agents, as the case may be, may bid for, and purchase, our securities or any other securities in the open market. Finally, in any offering of our securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

                                  LEGAL MATTERS

         Akerman, Senterfitt & Eidson P.A., of Miami, Florida, will issue an opinion about certain legal matters with respect to the securities for us.

                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

         Our consolidated balance sheets as of December 31, 1999 and 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as stated in their report which is also incorporated by reference in this prospectus. Reference is made to said report, which includes an explanatory paragraph with respect to the change in method of accounting for up-front licensing fees to comply with the Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at:

         - Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and

         -        Suite 1400, 500 West Madison Street, Chicago, Illinois
                  60661-2511.

         You can also obtain copies of these materials from the public reference facilities of the SEC at prescribed rates. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with it. In addition, you can inspect the reports, proxy statements and other information we file at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

                           INCORPORATION BY REFERENCE

         The Commission allows us to provide information about our business and other important information to you by "incorporating by reference" the information we file with the Commission, which means that we can disclose the information to you by referring in this prospectus to the documents we file with the Commission. Under the Commission's regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

         We incorporate into this prospectus by reference the following documents filed by us with the Commission, each of which should be considered an important part of this prospectus:

SEC FILING (FILE NO. 001-09623)                                         PERIOD COVERED OR DATE OF FILING
-------------------------------                                         --------------------------------
Annual Report on Form 10-K ......................................       Year ended December 31, 2000
Quarterly Reports on Form 10-Q...................................       Quarters ended March 31, 2001 and
                                                                        June 30, 2001
Current Reports on Form 8-K......................................       February 23, 2001, April 30, 2001,
                                                                        May 25, 2001, July 20, 2001, as
                                                                        amended by the Form 8-K/As filed on
                                                                        August 1, 2001 and October 26, 2001,
                                                                        July 31, 2001 and August 16, 2001
Description of our common stock contained in Registration
Statement on Form 8-B and any amendment or report filed for the
purpose of updating such description.............................       July 28, 1993
Description of our common stock purchase rights contained in a
Current Report on Form 8-K.......................................       December 31, 1997
All subsequent documents filed by us under Sections 13(a), 13(c),
14 or 15(d) of the Exchange Act of 1934..........................       After the date of this prospectus

         You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address or telephone number:

                                IVAX Corporation
                             4400 Biscayne Boulevard
                              Miami, Florida 33137
                         Attention: Corporate Secretary
                              Phone: (305) 575-6000

         Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

         You should rely only on the information contained in this prospectus or any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

         The information in this prospectus or any supplement may not contain all of the information that may be important to you. You should read the entire prospectus or any supplement, as well as the documents incorporated by reference in the prospectus or any supplement, before making an investment decision.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses of IVAX Corporation (the "Registrant") in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts shown are estimated except for the Securities and Exchange Commission registration fee.

SEC Registration Fee...................................     $105,600
AMEX Listing Fee.......................................       17,500
Legal Fees and Expenses................................       75,000
Accounting Fees and Expenses...........................       20,000
Printing Expenses......................................      100,000
Miscellaneous..........................................        8,900
                                                            --------
Total..................................................     $327,000
                                                            ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 607.0831 of the Florida Business Corporation Act (the "Florida Act") provides that a director is not personally liable for monetary damages to the corporation or any person for any statement, vote, decision or failure to act regarding corporate management or policy, by a director, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director's breach of, or failure to perform, those duties constitutes: (1) a violation of criminal law unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which the director is liable for an improper distribution; (4) in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct or (5) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton or willful disregard of human rights, safety or property.

         Section 607.0850 of the Florida Act provides that a corporation shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer or employee or agent of the corporation, against liability incurred in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 607.0850 also provides that a corporation shall have the power to indemnify any person, who was or is a party to any proceeding by, or in the right of, the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof.

         Section 607.0850 further provides that such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this provision in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which court shall deem proper. Section
607.0850 further provides that to the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any of the foregoing proceedings, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. Under Section 607.0850, any indemnification under the foregoing provisions, unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper under the circumstances because he has met the applicable standard of conduct. Notwithstanding the failure of a corporation to provide such indemnification, and despite any contrary determination by the corporation in a specific case, a director, officer, employee or agent of the corporation who is or was a party to a proceeding may apply for indemnification to the appropriate court and such court may order indemnification if it determines that such person is entitled to indemnification under the applicable standard.

         Section 607.0850 also provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 607.0850.

         The Registrant's bylaws provide that it shall indemnify its officers and directors and former officers and directors to the full extent permitted by law.

         The Registrant has entered into indemnification agreements with each of its officers and directors. The indemnification agreements generally provide that the Registrant will pay certain amounts incurred by an officer or director in connection with any civil or criminal action or proceeding and specifically including actions by or in the name of the Registrant (derivative suits) where the individual's involvement is by reason of the fact that he was or is an officer or director. Under the indemnification agreements, an officer or director will not receive indemnification if such person is found not to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant. The agreements provide a number of procedures and presumptions used to determined the officer's or director's right to indemnification and include a requirement that in order to receive an advance of expenses, the officer or director must submit an undertaking to repay any expenses advanced on his behalf that are later determined he was not entitled to receive.

         The Registrant's directors and officers are covered by insurance policies indemnifying them against certain liabilities, including liabilities under the federal securities laws (other than liability under Section 16(b) of the Exchange Act), which might be incurred by them in such capacities.

ITEM 16. EXHIBITS

  Exhibit
  Number           Description
  -------          ------------
  1.1              Form of equity underwriting agreement.**
  1.2              Form of debt underwriting agreement.**
  4.1              Form of indenture.*
  4.2              Form of debt security.**
  4.6              Rights Agreement dated December 19, 1997, between the Registrant and
                   ChaseMellon Shareholder Services, L.L.C. with respect to the IVAX
                   Corporation Shareholder Rights Plan (incorporated by reference to exhibit 4.3 to IVAX Corporation's Annual Report on Form 10-K for the
                   year ended December 31, 1999 filed on March 30, 2000).*
  5.1              Opinion of Akerman, Senterfitt & Eidson P.A.**
  12.2             Statement regarding Computation of Ratio of Earnings to Fixed Charges.(1)
  23.1             Consent of Arthur Andersen LLP.(1)
  23.2             Consent of Arthur Andersen - Langton Clarke.(1)
  23.3             Consent of Akerman, Senterfitt & Eidson P.A. (included in Exhibit 5.1) .
  24               Power of Attorney.*
  25               The Statement of Eligibility on Form T-1 under the Trust Indenture Act of
                   1939, as amended, of the Trustee under the Indenture.*
  99.1             Annual Report on Form 20-F for the year ended December 31, 2000 for
                   Laboratorio Chile S.A.(2)

-------------

*        Previously filed.

** To be filed with a Current Report on Form 8-K or a Post-Effective Amendment to the registration statement.

(1)      Filed herewith.

(2) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2000 filed by Laboratorio Chile S.A. with the Commission on June 22, 2001.

ITEM 17. UNDERTAKINGS

(a)      The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the Trustee to act under subsection (a) of 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida on October 30, 2001.

                           IVAX CORPORATION


                           By: /s/ Phillip Frost, M.D.
                               -------------------------------------------------
                               Phillip Frost, M.D.
                               Chairman of the Board and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Post Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                          Title                                                      Date
---------                          -----                                                      ----
/s/ Phillip Frost, M.D.            Director, Chairman of the Board and                        October 30, 2001
------------------------           Chief Executive Officer
Phillip Frost, M.D.                (Principal Executive Officer)


/s/ Neil Flanzraich                Director, Vice Chairman and President                      October 30, 2001
------------------------
Neil Flanzraich


          *                        Director, Vice Chairman - Technical Affairs and            October 30, 2001
------------------------           Chief Technical Officer
Jane Hsiao, Ph.D.


          *                        Director and Deputy Chief Executive Officer                October 30, 2001
------------------------
Isaac Kaye


/s/ Thomas E. Beier                Senior Vice President - Finance and                        October 30, 2001
------------------------           Chief Financial Officer
Thomas E. Beier                    (Principal Financial Officer)


/s/ Thomas E. McClary              Vice President - Accounting                                October 30, 2001
------------------------           (Principal Accounting Officer)
Thomas E. McClary


          *                        Director                                                   October 30, 2001
------------------------
Mark Andrews


          *                        Director                                                   October 30, 2001
------------------------
Ernst Biekert, Ph.D.


          *                        Director                                                   October 30, 2001
------------------------
Charles M. Fernandez


          *                        Director                                                   October 30, 2001
------------------------
Jack Fishman, Ph.D.


* /s/ Thomas E. Beier
------------------------
Thomas E. Beier
Attorney-in-fact

                                  EXHIBIT INDEX


  Exhibit
  Number           Description
  -------          ------------
  12.2             Statement regarding Computation of Ratio of Earnings to Fixed Charges.
  23.1             Consent of Arthur Andersen LLP.
  23.2             Consent of Arthur Andersen - Langton Clarke.